UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Early Resignation of a Non-Executive Director

On March 25, 2010, KB Financial Group Inc. (“KB Financial Group”) announced the following resignation of one of its non-executive directors.

Key Details:
•Details of the resigning non-executive director:
 1)Name: Dam Cho
 2)Stated term: From September 29, 2008 to the date of the annual general meeting of shareholders in 2011

•Reason for resignation: In an effort to implement the recently established “Model Rules for Non-Executive Directors of Banks” and to meet the expectations of various related parties, the board of directors of KB
 Financial Group requested Mr. Cho to resign his position as a non-executive director and Mr. Cho agreed to resign.

•Resignation date: March 25, 2010

•Details of the board of directors of KB Financial Group following the resignation:
 1)Number of directors: 9
 2)Number of non-executive directors: 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: March 25, 2010	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO